Exhibit 7

December 30, 2008

Marcus Jundt

Chairman & CEO

Kona Grill, Inc.

7150 East Camelback Road

Suite 220

Scottsdale, AZ 85251

Dear Marcus:

I am writing as a follow-up to our meeting on December 17, 2008. In that meeting which Rick Hauser attended, you outlined the following proposal:

•

Mill Road Capital (“Mill Road”) would make a personal loan to Hauser and you for $6 million. This loan would be secured by Hauser’s and your personal assets including the stock in Kona Grill, Inc. (“Kona” or the “Company”).

•	Hauser and you would use the $6 million to purchase 4 million newly issued shares of Kona at $1.50 per share.

•	As compensation for making the loan, Mill Road would be allowed to buy 2 million newly issued shares of Kona at $1.50 per share, and Mill Road would be given one seat on the Board of Directors.

In that meeting, we rejected your proposal on two grounds. First, we believed it violated the Sarbanes-Oxley amendments to the Securities Exchange Act of 1934 prohibiting the Company from directly or indirectly arranging loans to management. We further rejected the proposal because it was not part of a competitive process that would ensure the highest value to the Company and all of its shareholders.

At the end of the meeting, we indicated that we would be willing to take part in any competitive process that the Company initiated in order to either raise funds or sell the Company. You noted that no such transactions would be completed before year end.

I note that in the 8-K filed by the Company yesterday, the Company said it had entered into a subscription agreement to sell shares to your father at $1.19 per share, a substantial discount to both the price of $1.50 per share that you solicited from us and the current market price of $1.57.

Two Sound View Drive, Suite 300  —  Greenwich, CT 06830  —  (203) 987-3500

Mill Road Capital is the 2nd largest shareholder in the Company. We remain committed to seeing the Company undertake a fair and competitive capital raising process that would ensure the highest long-term value to all shareholders.

Is it your plan to subject that proposed transaction to the fully competitive process that we requested in the meeting on December 17th?

Sincerely,

/s/ Thomas Lynch
Thomas Lynch
Senior Managing Director
Mill Road Capital L.P.